Exhibit 10.39

May 3, 2000

Mr. James McGowan

100 Magnolia Drive

Westwood, MA 02090

Dear Jim:

We are pleased to offer you the position of Vice President and Chief Financial Officer for PharmaNetics, Inc. and its wholly owned subsidiary, Cardiovascular Diagnostics, Inc. Reporting directly to me, you will be responsible for the financial and administrative functions within the Company. We hope you can begin your tenure as soon as possible.

Your base salary will be $200,000 per year. Because we recognize that your position is crucial to the success of the Company, we may offer you the option to purchase 100,000 shares of common stock. The price for these shares will be determined by the market price of the stock on your first day of employment. The shares will vest over a four year period, with 25% vesting at the end of each full year. All options immediately vest in the event of a sale of the Company. All option grants must be approved by our Board of Directors. Following your initial 3 months of tenure with PharmaNetics, your performance will be reviewed against established goals. At that time, if your performance level has been satisfactory, we will recommend the award of these options to our Board of Directors. We look forward to working with you and have every confidence that your accomplishments during the first 3 months and beyond will exceed our expectations.

You will be awarded three weeks of paid vacation each calendar year. Furthermore, you will be eligible for the Company’s standard benefits programs, including a comprehensive medical plan, disability, dental, life insurance, flexible spending accounts, and a 401(k) plan.

We understand your desire to maintain your primary residence in Massachusetts. We will secure a two-bedroom, furnished apartment for your use. You will also be provided with a leased mid-size vehicle. Additionally, the Company will cover the cost of two round-trip tickets from Raleigh to Boston (or vice versa) each month. We ask that you let us know the dates you would like to travel as much in advance as possible so that we may utilize competitive fares.

Finally, we are pleased to extend the following severance arrangement to you. As an officer of the Company, you will serve as an at-will employee of PharmaNetics at the pleasure of the Board of Directors. Your employment may be terminated at any time by

Mr. James McGowan, 05/03/00, Page 2

you or the Company with or without cause or prior notice. However, in the event PharmaNetics terminates your employment, and such termination is without Cause (as defined below), you shall be entitled to three months severance pay, in exchange for the execution of a general release in favor of PharmaNetics, its officers, directors, shareholders, successors, and assigns. As used herein, the term “Cause” shall include gross misconduct, willful violation of Company policies or procedures, material breach of any agreements between you and PharmaNetics, or criminal conduct by you.

As an executive of PharmaNetics with access to sensitive Company information, you will be required to sign PharmaNetics’ standard “Non-disclosure, Invention, and Noncompetition Agreement,” a copy of which is attached.

If the above arrangements meet with your agreement, please sign and return this offer letter to me.

Jim, I personally look forward to working with you. I am confident that your talents will contribute significantly to the success of PharmaNetics.

Sincerely,

/s/ John Funkhouser

Chairman, President, and Chief Executive Officer

/s/ James McGowan	5/3/00

Signed: James McGowan	Date